As filed with the Securities and Exchange Commission on November 6, 2003.

Registration No. 333-52318

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 3
TO FORM S-1 ON FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

INNOVO GROUP INC.

(Exact name of registrant as specified in its charter)

Delaware	11-2928178
(State of other jurisdiction of	(IRS Employer
incorporation or organization)	Identification Number)

5804 E. Slauson Avenue
Commerce, California 90040
(323) 725-5516
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Samuel J. Furrow, Jr.
INNOVO GROUP INC.
5804 East Slauson Avenue
Commerce, California 90040
(323) 725-5516
(Address, including zip code, and telephone number, including area code, of agent for service)

With copies to:
Paul A. Belvin, Esq.
Akin Gump Strauss Hauer & Feld LLP
1333 New Hampshire Avenue, NW
Washington, DC 20036
(202) 887-4000

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

SUBJECT TO COMPLETION, DATED NOVEMBER 6, 2003

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDER MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS

INNOVO GROUP INC.

Common Stock

7,654,823 Shares Offered by Selling Stockholders

•	The shares of common stock offered by this prospectus are being sold by the stockholders listed on pages 16-18 of this prospectus. We will not receive any proceeds from the sale of these shares of common stock.

•	Our common stock is traded on the Nasdaq SmallCap Market under the symbol INNO.

•	The selling stockholders may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. See “Plan of Distribution” beginning on page 20 for more information about how a selling stockholder may sell its shares of common stock. We will not be paying any underwriting discounts or commissions in this offering.

•	On November 4, 2003, the last reported sale price of our common stock on the Nasdaq SmallCap Market was $4.11. You should obtain a current market price quotation before you buy any of the offered shares.

     Our principal executive offices are located at 5804 East Slauson Avenue, Commerce, California 90040. Our telephone number is (323) 725-5516.

The securities offered by this prospectus involve a high degree of risk. You should carefully consider the factors described under the heading “Risk Factors” beginning on page 3 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

November 6, 2003

INNOVO GROUP INC
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
DESCRIPTION OF SECURITIES
ENGAGEMENT OF RESEARCH FIRM
WHERE YOU CAN FIND MORE INFORMATION
EXPERTS
CAUTIONARY STATEMENTS
SIGNATURES
CONSENT OF ERNST & YOUNG, LLP

INNOVO GROUP INC	1
RISK FACTORS	3
FORWARD-LOOKING STATEMENTS	15
USE OF PROCEEDS	15
DIVIDEND POLICY	15
SELLING STOCKHOLDERS	16
PLAN OF DISTRIBUTION	20
DESCRIPTION OF SECURITIES	22
ENGAGEMENT OF RESEARCH FIRM	23
WHERE YOU CAN FIND MORE INFORMATION	24
EXPERTS	25
CAUTIONARY STATEMENTS	25

INNOVO GROUP INC.

     Our principle business activity involves the design, development and worldwide marketing of high quality consumer products for the apparel and accessory markets. As discussed below, we do not manufacture any apparel or accessory products but outsource the manufacturing to third parties. We sell our products to over 1,000 different retail, distributors and private label customers around the world. Retail customers and distributors purchase finished goods directly from the Company. Retail customers then sell the product through their retail stores and distributors sell our products to retailers in the international market place. Private label customers outsource the production and sourcing of their private label products to the Company and then sell through their own distribution channels. Private label customers are generally retail chains who desire to sell apparel and accessory products under their own brand name. We work with our private label customers to create their own brand image by custom designing products. In creating a unique brand, our private label customers may provide samples to us or may select styles already available in our showrooms. We believe we have established a reputation among these private label buyers for the ability to arrange for the manufacture of apparel and accessory products on a reliable, expeditious and cost-effective basis.

     The Company operates its consumer products business through three wholly-owned, operating subsidiaries, Innovo, Inc. (“Innovo”), Joe’s Jeans, Inc. (“Joe’s), and Innovo Azteca Apparel, Inc. (“IAA”). The Company no longer manufactures any apparel or accessory products. All of the Company’s products are currently manufactured by independent contractors located in Los Angeles, Mexico and the Far East, including, Hong Kong, China, Korea, Vietnam and India. The products are then distributed out of warehouse facilities located in Los Angeles or directly from the factory to the customer. During fiscal 2002, approximately 23% of the Company’s apparel and accessory products were manufactured outside of North America. The rest of our accessory and apparel products during fiscal 2002 were manufactured in the United States (approximately 24%) and Mexico (approximately 53%). In the nine months ended August 30, 2003, approximately 19% of the Company’s apparel and accessory products were manufactured outside of North America. The rest of our accessory and apparel products in the nine months ended August 30, 2003 were manufactured in the United States (approximately 14%) and Mexico

(approximately 66%). All of our products manufactured in Mexico, are manufactured by Azteca Productions International, Inc. (“Azteca”) or its affiliates, as discussed below. Azteca is controlled by significant shareholders of the Company, Hubert Guez and Paul Guez.

     The Company’s operations are comprised of two reportable segments: apparel and accessory, with the operations of the Company’s Joe’s and IAA subsidiaries representing the apparel segment and Innovo conducting business in the accessory segment. Segment revenues are generated from the sale of consumer products by Joe’s, IAA and Innovo. The Company’s corporate activities are represented by the operations of Innovo Group Inc., the parent company, and its real estate operations are conducted through the Company’s Leaseall Management, Inc. and Innovo Realty, Inc. subsidiaries. The Company’s real estate operations do not currently require a substantial allocation of the Company’s resources and is not a significant part of management’s daily operational functions, and thus, the Company’s real estate operations are not currently defined as a distinct operating segment but are classified as “other” along with the Company’s other corporate activities.

     All of our products manufactured in Mexico are currently being manufactured by Azteca and/or its affiliates. In the summer of 2000, the Company entered into a group of transactions with Azteca and its affiliates and principals. Pursuant to the terms of these transactions, Azteca’s principals, through an affiliated company named Commerce Investment Group, LLC (“CIG”), purchased from the Company common stock and warrants which resulted in CIG and its affiliates owning approximately 25% of the Company’s outstanding common stock with the potential to acquire additional common stock through the exercise of the issued warrants.

     Additionally, as part of these transactions, the Company entered into a supply agreement with Azteca and a distribution agreement with Apparel Distribution Services (“ADS”), an Azteca affiliate. As contemplated under the agreements, the Company agreed to purchase its accessory craft products, which primarily consists of denim totebags and aprons, from Azteca and to have ADS distribute all of the Company’s accessory products out of ADS’s Los Angeles, CA distribution facility.

     In July 2003, the Company entered into another supply agreement with an Azteca affiliate, AZT International SA de CV, a Mexico corporation (“AZT”). Pursuant to this agreement, the Company purchases certain products, particularly the products to be sold by the Company under its Blue Concepts division acquired on July 17, 2003 from AZT. In addition, the Company has verbal agreements with Azteca and/or its affiliates regarding the supply and distribution of other apparel products, including certain denim products for the Company’s Fetish® and Shago® branded accessory and apparel lines. The Company rents warehouse space in Los Angeles from Azteca.

     The strategic partnership entered into with CIG allowed the Company to close its domestic manufacturing and distribution facilities and to move forward with its goal of diversifying its product mix and offerings to include apparel products as opposed to only accessory products. This goal was obtained with the Company’s creation of the Joe’s and Joe’s Jeans brand in February 2001, which was created to design and market high-end denim apparel products.

     The strategic partnership created with CIG allowed the Company to quickly enter the denim apparel market and to grow its accessory craft business. During fiscal 2001 and 2002, a vast majority of our apparel products sold were denim products which we purchased from and other services provided by CIG or its affiliates. The combined accessory, craft and denim apparel products purchased from and other services provided by CIG or its affiliates during fiscal 2001 and 2002 were approximately $5.7 million and 16.0 million respectively or 90% and 80%, respectively of our manufacturing and distribution costs for such periods. In the nine months ended August 30, 2003, we purchased approximately $23.2 million of accessory, craft and denim apparel products from and other services provided by CIG or its affiliates, or 66% of our manufacturering and distribution costs for such period.

     During the nine months ended August 30, 2003, the Company significantly diversified its apparel products to include a broader array of apparel products including, but not limited to, non-denim products. These non-denim products, along with certain denim products, are purchased from third party independent suppliers, including CIG and/or its affiliates. While the Company now uses additional suppliers to meet its needs, the Company intends to continue to take advantage of CIG’s expertise with denim products so long as the Company believes it is in the Company’s best interest.

     The Company’s headquarters and principal executive offices are located at 5804 East Slauson Avenue, Commerce, CA 90040 and its telephone number at this location is (323) 725-5516. The Company also has operational offices and/or showrooms in Los Angeles, New York, Knoxville, Tokyo and Hong Kong and third party showrooms in New York, Los Angeles and Paris.

RISK FACTORS

     Before you invest in our common stock by purchasing shares from a selling stockholder named in this Prospectus, you should be aware that there are various risks involved in investing in our Company. We have described below all of the risks which we deem material to your investment decision. A list of the named selling stockholders may be found in this prospectus in the table beginning on page 16. You should consider carefully these risk factors, together with all of the other information included in this prospectus and in the periodic reports we have filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, before you decide to purchase any shares of our common stock. For information as to how you may receive copies of our periodic reports, we direct your attention to the section captioned “Where to Find Additional Information” in this prospectus. Additional risks that we do not yet know of or that the Company currently thinks are immaterial may also impair our business operations. If any of the events or circumstances described in the following risks actually occurs, our business may suffer, the trading price of our common stock could decline and you may lose all or part of your investment.

THE FOLLOWING RISK FACTORS RELATE TO OUR COMMON STOCK:

The 7,654,823 shares of our common stock registered for resale by this prospectus may adversely affect the market price of our common stock.

     As of November 3, 2003, 22,339,611 shares of our common stock were issued and outstanding. This prospectus registers for resale 7,654,823 shares, or 34% of our outstanding common stock (this amount includes 300,000 shares of common stock which may be issued upon exercise of warrants held by the selling stockholders).

     We are unable to predict the effect that sales into the market of 7,654,823 shares may have on the then prevailing market price of our common stock. On November 4, 2003, the last reported sale price of our common stock on the Nasdaq SmallCap Market was $4.11. During the four weeks prior to November 4, 2003, the average daily volume of trading of our common stock was 64,829 shares. It is likely that market sales of the 7,654,823 shares offered for resale pursuant to this prospectus (or the potential for those sales even if they do not actually occur) may have the effect of depressing the market price of our common stock. As a result, the potential resale and possible fluctuations in trading volume of such a substantial amount of Company stock may affect the share price negatively beyond our control.

We do not anticipate paying dividends on our common stock in the foreseeable future.

     We have not paid any dividends nor do we anticipate paying any dividends on the common stock in the foreseeable future. We intend to retain earnings, if any, to fund our operations and develop and expand our business.

We have a substantial number of authorized preferred and common shares available for future issuance that could cause dilution of stockholder interests and adversely impact the rights of holders of our common stock.

     We have a total of 40,000,000 authorized shares of common stock and 5,000,000 authorized shares of “blank check” preferred stock. As of November 3, 2003, we had 22,339,611 shares of common stock and 4,806,000 shares of preferred stock available for issuance. In 2003, the Company has raised $9,914,079 through the sale of 3,238,981 shares of our common stock and 317,500 shares of common stock purchase warrants in private placement transactions. We expect to continue to seek financing which could result in the issuance of additional shares of our capital stock and/or rights to acquire additional shares of our capital stock. Those additional issuances of capital stock would result in a reduction of your percentage interest in the Company. Furthermore, the book value per share of common stock may be reduced. This reduction would occur if the exercise price of the options or warrants or the conversion ratio of the preferred stock were lower than the book value per share of common stock at the time of such exercise or conversion.

     The addition of a substantial number of shares of common stock, into the market or by the registration of any other of the Company’s securities under the Securities Act may significantly and negatively affect the prevailing market price for the common stock. The future sales of shares of common stock issuable upon the exercise of outstanding warrants and options may have a depressive effect on the market price of the common stock, as such warrants and options would be more likely to be exercised at a time when the price of the common stock is in excess of the applicable exercise price.

     Our board of directors has the power to establish the dividend rates, preferential payments on any liquidation, voting rights, redemption and conversion terms and privileges for any series of preferred stock. The sale or issuance of any shares of preferred stock having rights superior to those of the common stock may result in a decrease in the value or market price of the common stock. The issuance of preferred stock could have the effect of delaying, deferring or preventing a change of ownership without further vote or action by the stockholders and may adversely affect the voting and other rights of the holders of common stock.

The Company is controlled by its management and other related parties.

     As of November 3, 2003, our executive officers and directors beneficially owned approximately 28% of the Company’s securties. Furthermore, in connection with investments made by (1) Commerce Investment Group, LLC and other investors affiliated with Hubert Guez and Paul Guez (collectively, the “Commerce Group”) and (2) Mr. Joseph Mizrachi in 2000 each of the Commerce Group and Mr. Mizrachi have the right to designate three individuals and one individual respectively, for election to the board of directors. If any of the Commerce Group or Mizrachi designated directors are elected, then the Board shall appoint at least one Commerce and/or Mizrachi designated director to each of its Committees. Based on the Schedule 13D/A filed by Messrs. Simon Mizrachi and Joseph Mizrachi on October 30, 2003, and the Schedule 13D/A filed by Hubert Guez and Paul Guez on October 29, 2003, the Mizrachi’s and Guez’s beneficially owned approximately 1% and 15% of the Company’s shares, respectively. Effective February 21, 2003, the Mizrachi’s ceased to be the beneficial owners of more than 5% of the Company’s securities.

     Because of their stock ownership and/or positions with the Company, these persons have been and will continue to be in a position to greatly influence the election of directors and thus control the affairs of the Company. Additionally, the Company’s by-laws limit the ability of stockholders to call a meeting of the stockholders. These by-law provisions could have the effect of discouraging a takeover of the Company, and therefore may adversely affect the market price and liquidity of the Company’s securities. The Company is also subject to a Delaware statute regulating business combinations that may hinder or delay a change in control of the Company. The anti-takeover provisions of the Delaware statute may adversely affect the market price and liquidity of the Company’s securities.

Our common stock price is extremely volatile and may decrease rapidly.

     The trading price and volume of the Company’s common stock has historically been subject to wide fluctuation in response to variations in actual or anticipated operating results, announcements of new product lines or by the Company or our competitors, and general conditions in the apparel and accessories industries. In the 52 week period prior to November 3, 2003, the closing price of our common stock has ranged from $2.33 - $7.80. In addition, stock markets generally have experienced extreme price and volume trading volatility in recent years. This volatility has had a substantial effect on the market prices of securities of many companies for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations may significantly and negatively affect the market price of the Company’s common stock.

If we cannot meet the Nasdaq SmallCap Market maintenance requirements and Nasdaq Rules, Nasdaq may delist our common stock which could negatively affect the price of the common stock and your ability to sell the common stock.

     In the future, we may not be able to meet the listing maintenance requirements of the Nasdaq SmallCap Market and Nasdaq rules, which require, among other things, minimum net tangible assets of $2 million, a minimum bid price for the Company’s common stock of $1.00, and stockholder approval prior to the issuance of securities in connection with a transaction involving the sale or issuance of common stock equal to 20 percent or more of a company’s outstanding common stock before the issuance for less than the greater of book or market value of the stock. If we are unable to satisfy the Nasdaq criteria for maintaining listing, the common stock would be subject to delisting. Trading, if any, of the common stock would thereafter be conducted in the over-the-counter market, in the so- called “pink sheets” or on the National Association of Securities Dealers, Inc. (“NASD”) “electronic bulletin board.” As a consequence of any such delisting, a stockholder would likely find it more difficult to dispose of, or to obtain accurate quotations as to the prices, of the common stock.

If Nasdaq delists our common stock you would need to comply with the penny stock regulations which could make it more difficult to sell your common stock.

     In the event that our securities are not listed on the Nasdaq SmallCap Market, trading of the common stock would be conducted in the “pink sheets” or through the NASD’s Electronic Bulletin Board and covered by Rule 15g-9 under the Securities Exchange Act of 1934. Under such rule, broker/dealers who recommend these securities to persons other than established customers and accredited investors must make a special written suitability determination for the subscriber and receive the subscriber’s written agreement to a transaction prior to sale. Securities are exempt from this rule if the market price is at least $5.00 per share.

     The Securities and Exchange Commission adopted regulations that generally define a penny stock as any equity security that has a market price of less than $5.00 per share, with certain exceptions. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated with it. If the Company’s common stock were considered a penny stock, the ability of broker/dealers to sell the common stock and the ability of Subscribers in this offering to sell their securities in the secondary market would be limited. As a result, the market liquidity for the common stock would be severely and adversely affected. The Company cannot assure you that trading in its securities will not be subject to these or other regulations in the future which would negatively affect the market for such securities.

THE FOLLOWING RISK FACTORS RELATE TO OUR OPERATIONS:

Due to our negative cash flows we could be required to cut back or stop operations if we are unable to raise or obtain needed funding.

     Our ability to continue operations will depend on our positive cash flow, if any, from future operations and on our ability to raise additional funds through equity or debt financing. Through the nine months ended August 30, 2003, we have raised $9,914,079 through the sale of 3,238,981 shares of our common stock and 317,500 shares of common stock purchase warrants in private placement transactions and had an outstanding loan balance of $5,757,000 with CIT Group, Inc., with whom the Company has entered into financing agreements. These sources of financing are used to fund our continuing operations and for working capital. As of August 30, 2003, the Company had $6,649,000 of factored receivables with CIT. While the Company had no liability with CIT as of August 30, 2003 due to the amount of factored receivables, the financial position of the Company may change such that there may be the need for the Company to continue to raise needed funds through a mix of equity and debt financing to fund its operations and working capital. Equity financing will usually result in existing stockholders becoming “diluted.” A high degree of dilutions can make it difficult for the price of our common stock to rise rapidly, among other things. Dilution also lessens a stockholder’s voting power.

     We do not know if we will be able to continue to raise additional funding or if such funding will be available on favorable terms. We could be required to cut back or stop operations if we are unable to raise or obtain needed funding.

Our cash requirements to run our business have been and will continue to be significant.

     Since 1997, our negative operating cash flow and losses from continuing operations have been as follows:

	Negative (positive) Cash Flow
	from Operating	Losses (Income)
	Activities of	from Continuing
Nine months ended:	Continuing Operations	Operations
August 30, 2003	$7,615,000	$2,524,000
Fiscal year ended:
December 1, 2002	($1,504,000)	($572,000)
December 1, 2001	$632,000	$618,000
November 30, 2000	$4,598,000	$5,056,000
November 30, 1999	$2,124,000	$1,340,000
November 30, 1998	$1,238,000	$2,267,000
November 30, 1997	$1,339,000	$1,729,000

     Since fiscal 1996, we have experienced positive cash flow from our operating activities only in fiscal 2002. As of August 30, 2003, we had an accumulated deficit of approximately $36,032,000.

     Although we have undertaken numerous measures to increase sales and operate more efficiently, we may experience further losses and negative cash flows. We can give you no assurance that we will in fact operate profitably in the future.

We must expand sales of our existing products and successfully introduce new products that respond to constantly changing fashion trends and consumer demands to increase revenues and attain profitability.

     Our success will depend on our ability to expand sales of our current products to new and existing customers, as well as the development or acquisition of new product designs and the acquisition of new licenses that appeal to a broad range of consumers. We have little control over the demand for our existing products, and we cannot assure you that the new products we introduce will be successfully received by consumers. For example, in the past year, the Company has acquired licenses to design and market apparel and accessory products for the recording artists and actors known as “Lil’ Bow Wow” and “Eve”. The Company has spent considerable resources to develop each of these brands. The Company believes, but there can be no assurance, that there will be demand for products associated with “Lil’ Bow Wow” and “Eve”.

     Any failure on our part to anticipate, identify and respond effectively to changing consumer demands and fashion trends could adversely affect the acceptance of our products and leave us with a substantial amount of unsold inventory or missed opportunities. If that occurs, we may be forced to rely on markdowns or promotional sales to dispose of excess, slow-moving inventory, which may negatively affect our ability to achieve profitability. At the same time, our focus on tight management of inventory may result, from time to time, in our not having an adequate supply of products to meet consumer demand and cause us to lose sales.

A substantial portion of our net sales and gross profit is derived from a small number of large customers.

     Our ten largest customers accounted for approximately 52% and 68% of our gross sales during fiscal 2002 and for the nine months ended August 2003, respectively. We do not enter into long-term agreements with any of our customers. Instead, we enter into a number of individual purchase order commitments with our customers. A decision by the controlling owner of a group of stores or any other significant customer, whether motivated by competitive conditions, financial difficulties or otherwise, to decrease the amount of merchandise purchased from us, or to change their manner of doing business with us, could have a material adverse effect on our financial condition and results of operations.

We are dependent on certain contractual relationships to generate revenues.

     Our sales are dependent to a significant degree upon the contractual relationships we can establish with licensors to exploit, on a generally non-exclusive basis, proprietary rights in well known logos, marks and characters. Although we believe we will continue to meet all of our material obligations under such license agreements, there can be no assurance that such licensing rights will continue or will be available for renewal on favorable terms. Failure to obtain new licenses or extensions on current licenses or to sell such products, for any reason, could have a significant negative impact on our business. In fiscal 2002 and for the nine months ended August 30, 2003, $13,244,000 (or 43%) and $13,040,000 (or 27%) of our gross revenues were generated from licensed apparel and accessory products.

     The Company is primarily dependent upon revenues from a certain number of licenses, namely licenses to produce the Joe’s Jeans® , Bongo®, Fetish® and Shago® accessory and apparel products. For the nine months ending August 30, 2003, the Company recorded $1,429,000 in sales of products under its Shago® license. The Company’s first product line to ship under the Shago® license was delivered to retailers during August 2003, making the fall product line the Company’s first line under the Shago® license. During that same period, the Company recorded $1,946,000 and $9,665,000 in sales of product under its Bongo® license and Joe’s Jeans® license, respectively. During the same period ending August 30, 2003, the Company had not shipped any product under its license with Fetish®, as the first shipments were expected to ship beginning after the nine month period ending August 30, 2003 ended.

     The Company’s license agreement under the Fetish® mark commenced on February 13, 2003 and continues through July 31, 2006. The Company may elect to renew the Fetish License Agreement for an additional three-year term, subject to certain obligations that the Company must meet regarding minimum sales and other monetary obligations. The Company entered into the license agreement for the Shago® product line on October 15, 2002, which runs for a period of forty-two months, with the Company having a right of first refusal with respect to renewal of the Shago® license. The Company’s license for the Bongo® product began March 26, 2001 and was effective through March 31, 2003, with the Company entering into an amendment on April 1, 2003 to extend the license through March 31, 2007. The Company also has the right to exercise an additional renewal period should the Company elect to do so in the future. The Company’s license for Joe’s Jeans® began in February 2001, and runs for a ten-year period, with an option for two addition ten-year renewal periods.

We are currently dependent on supply and distribution arrangements with Commerce Investment Group and its related entities to generate a substantial portion of our revenues.

     During 2000, we entered into supply and distribution arrangements with Commerce Investment Group, LLC (“CIG”) and affiliated entities (collectively, the “Commerce Group”). Under the terms of the arrangements, the Commerce Group purchased equity securities of the Company and the Company became obligated to manufacture and distribute all of its craft products with the Commerce Group for a two-year period, with an automatic renewal for an additional two-year term. In 2002, we renewed these arrangements for another two years. In July 2003, the Company entered into another supply agreement with an Azteca affiliate, AZT International SA de CV, a Mexico corporation (“AZT”). Pursuant to this agreement, the Company purchases certain products, particularly the products to be sold by the Company under its Blue Concepts division acquired on July 17, 2003 from AZT. In addition, the Company has verbal agreements with Azteca and/or its affiliates regarding the supply and distribution of other apparel products, including certain denim products for the Company’s Fetish® and Shago® branded accessory and apparel lines. The Company rents warehouse space in Los Angeles from Azteca. The loss of the Company’s supply and distribution arrangements with the Commerce Group could adversely affect the Company’s current supply and distribution responsibilities, primarily because if the Company, due to unforeseen circumstances that may occur in the future, is unable to utilize the services for manufacturing, warehouse and distribution provided by the Commerce Group, such inability may adversely affect the Company’s operations until the Company is able to secure manufacturing, warehousing and distribution arrangements with other suppliers that could provide the magnitude of services to the Company that the Commerce Group currently provide.

     CIG is an entity controlled by Hubert Guez and Paul Guez (the “Guez Brothers”). The Guez Brothers are affiliates of the Company, and based on a Schedule 13D/A filed by the Guez Brothers on October 29, 2003 with the SEC, the Guez Brothers beneficially owned approximately 15% of our outstanding common stock.

     We outsource a substantial amount of our products to be manufactured to CIG. In fiscal 2002, the Company purchased approximately $16 million in goods and services from CIG or approximately 80% of our manufacturing and distribution costs. In the nine months ended August 30, 2003, we purchased approximately $23.2 million in goods and services from CIG or its affiliates, or 66% of our manufacturing and distribution costs.

     Should the Company, due to unforeseen circumstances that may occur in the future, be unable to utilize the services for manufacturing, warehouse and distribution provided by CIG and/or its affiliates, such inability may adversely affect the Company’s operations until the Company is able to secure manufacturing, warehousing and distribution agreements with other suppliers that could provide the magnitude of services to the Company that CIG and its affiliates currently provide.

The seasonal nature of our business makes management more difficult, severely reduces cash flow and liquidity during parts of the year and could force us to curtail operations.

     Our business is seasonal. The majority of our marketing and sales activities take place from late fall to early spring. Our greatest volume of shipments and sales occur from late spring through the summer, which coincides with our second and third fiscal quarters. Our cash flow is strongest in the third and fourth fiscal quarters. Unfavorable economic conditions affecting retailers during the fall and holiday seasons in any year could have a material adverse effect on our results of operations for the year. We are likely to experience periods of negative cash flow throughout each year and a drop-off in business commencing each December, which could force us to curtail operations if adequate liquidity is not available. We cannot assure you that the effects of such seasonality will diminish in the future.

The loss of the services of key personnel could have a material adverse effect on our business.

     Our executive officers have substantial experience and expertise in our business and have made significant contributions to our growth and success. The unexpected loss of services of one or more of these individuals could also adversely affect us. We are currently not protected by a key-man or similar life insurance covering any of our executive officers, nor do we have written employment agreements with our Chief Executive Officer, Chief Financial Officer, Chief Operating Officer or President. If, for example, any one of these executive officers should leave the Company, his or her services would likely have a substantial impact on the Company’s ability to operate, on a daily basis because the Company would be forced to find and hire similarly experienced personnel to fill one or more of those positions, and daily operations may suffer temporarily as a result.

     Furthermore, with respect to Joe’s, while the Company maintains an employment agreement with Joe Dahan, its president, should Mr. Dahan, leave Joe’s, his experience, design capabilities, and name recognition in the apparel and accessory industry could materially adversely affect the operations of Joe’s, since Joe’s relies heavily on his capabilities to design, direct and produce product for the Joe’s brand.

The Company’s business could be negatively impacted by the financial instability or consolidation of our customers.

     We sell our product primarily to retail, private label and distribution companies around the world based on pre-qualified payment terms. Financial difficulties of a customer could cause us to curtail business with that customer. We may also assume more credit risk relating to that customer’s receivables. Our inability to collect on our trade accounts receivable from any one of these customers could have a material adverse effect on our business or financial condition. More specifically, we are dependent primarily on lines of credit that we establish from time to time with customers, and should a substantial number of customers become unable to pay their respective debts as they become due, we may be unable to collect some or all of the monies owed by those customers.

     The Company’s current practice is to extend terms to a majority of its customers, which is based on such factors as past credit history with the Company, reputation of creditworthiness within our industry, and timelines of payments made to the Company. A small percentage of the Company’s customers are required to pay by either credit card or C.O.D., which is also based on such factors as lack of credit history, reputation (or lack thereof) within our industry and/or prior negative payment history. For these customers to which the Company extends credit, typical terms are net 30 to 60 days. The Company’s management exercises professional judgment in determining which customers shall be extended credit, which is based on industry practices applicable to the Company’s business, financial awareness of the customers with whom the Company conducts business, and business experience of the Company’s industry. As of August 30, 2003, the Company had $2,818,000 in accounts receivable from its customers.

     Furthermore, in recent years, the retail industry has experienced consolidation and other ownership changes. Some of our customers, such as The Warnaco Group, Inc. have operated under the protection of the federal bankruptcy laws. While to date these changes in the retail industry have not had a material adverse effect on our business or financial condition, our business could be materially affected by these changes in the future.

Our business could suffer as a result of manufacturer’s inability to produce our goods on time and to our specifications.

     We do not own or operate any manufacturing facilities and therefore depend upon independent third parties for the manufacture of all of our products. Our products are manufactured to our specifications by both domestic and international manufacturers. During fiscal 2002, approximately 24%, of our products were manufactured in the United States and approximately 76% of our products were manufactured in foreign countries. During the nine months ended August 2003, approximately 14%, of our products were manufactured in the United States and approximately 86% of our products were manufactured in foreign countries. The inability of a manufacturer to ship orders of our products in a timely manner or to meet our quality standards could cause us to miss the delivery date requirements of our customers for those items, which could result in cancellation of orders, refusal to accept deliveries or a reduction in purchase prices, any of which could have a material adverse effect on our financial condition and results of operations. Because of the seasonality of our business, and the apparel and fashion business in particular, the dates on which customers need and require shipments of products from us are critical, as styles and consumer tastes change so rapidly in the apparel and fashion business, particularly from one season to the next. Further, because quality is a leading factor when customers and retailers accept or reject goods, any decline in quality by our third-party manufacturers could be detrimental not only to a particular order, but also to our future relationship with that particular customer.

Our business could suffer if we need to replace manufacturers.

     We compete with other companies for the production capacity of our manufacturers and import quota capacity. Some of these competitors have greater financial and other resources than we have, and thus may have an advantage in the competition for production and import quota capacity. If we experience a significant increase in demand, or if an existing manufacturer of ours must be replaced, we may have to expand our third-party manufacturing capacity. We cannot assure you that this additional capacity will be available when required on terms that are acceptable to us or similar to existing terms which the Company has with its manufacturers, either from a production standpoint or a financial standpoint. We enter into a number of purchase order commitments each season specifying a time for delivery, method of payment, design and quality specifications and other standard industry provisions, but do not have long-term contracts with any manufacturer. None of the manufacturers we use produces our products exclusively.

     Should the Company be forced to replace one or more of its manufacturers, particularly a manufacturer that the Company may rely upon for a substantial portion of its production needs, such as CIG and its affiliates, then the Company may experience an adverse financial impact, or an adverse operational impact, such as being forced to pay increased costs for such replacement manufacturing or delays upon distribution and delivery of our products to our customers, which could cause us to loose customers or loose revenues because of late shipments.

If a manufacturer of ours fails to use acceptable labor practices, our business could suffer.

     While we require our independent manufacturers to operate in compliance with applicable laws and regulations, we have no control over the ultimate actions of our independent manufacturers. While our internal and vendor operating guidelines promote ethical business practices and our staff periodically visits and monitors the operations of our independent manufacturers, we do not control these manufacturers or their labor practices. The violation of labor or other laws by an independent manufacturer of ours, or by one of our licensing partners, or the divergence of an independent manufacturer’s or licensing partner’s labor practices from those generally accepted as ethical in the United States, could interrupt, or otherwise disrupt the shipment of finished products to us or damage our reputation. Any of these, in turn, could have a material adverse effect on our financial condition and results of operations. In particular, the laws governing garment manufacturers in the State of California impose joint liability upon the Company and its independent manufacturers for the labor practices of those independent manufacturers. As a result, should one of our independent manufacturers be found in violation of state labor laws, the Company could suffer financial or other unforeseen consequences.

Our trademark and other intellectual property rights may not be adequately protected outside the United States.

     We believe that our trademarks, whether licensed or owned by us, and other proprietary rights are important to our success and our competitive position. In the course of our international expansion, we may, however, experience conflict with various third parties who acquire or claim ownership rights in certain trademarks. We cannot assure that the actions we have taken to establish and protect these trademarks and other proprietary rights will be adequate to prevent imitation of our products by others or to prevent others from seeking to block sales of our products as a violation of the trademarks and proprietary rights of others. Also, we cannot assure you that others will not assert rights in, or ownership of, trademarks and other proprietary rights of ours or that we will be able to successfully resolve these types of conflicts to our satisfaction. In addition, the laws of certain foreign countries may not protect proprietary rights to the same extent as do the laws of the United States.

We cannot assure the successful implementation of our growth strategy.

     As part of our growth strategy, we seek to expand our geographic coverage, strategically acquiring select licensees and enhancing our operations. We may have difficulty hiring and retaining qualified key employees or otherwise successfully managing the required expansion of our infrastructure in our current United States market and other international markets the Company may enter into. Furthermore, we cannot assure you that we will be able to successfully integrate the business of any licensee that we acquire into our own business or achieve any expected cost savings or synergies from such integration.

Our business is exposed to domestic and foreign currency fluctuations.

     We generally purchase our products in U.S. dollars. However, we source most of our products overseas and, as such, the cost of these products may be affected by changes in the value of the relevant currencies. Changes in currency exchange rates may also affect the relative prices at which we and our foreign competitors sell products in the same market. We currently do not hedge our exposure to changes in foreign currency exchange rates. We cannot assure you that foreign currency fluctuations will not have a material adverse impact on our financial condition and results of operations. For example, we are subject to currency fluctuations in Japan and Hong Kong. In fiscal 2002, the Company’s earnings were negatively impacted by $41,000 due to currency fluctuations in Japan and Hong Kong. For the nine months ended August 2003, the Company’s earnings were positively impacted by $74,000 due to currency fluctuations in Japan and Hong Kong.

Our ability to conduct business in international markets may be affected by legal, regulatory, political and economic risks.

     Our ability to capitalize on growth in new international markets and to maintain the current level of operations in our existing international markets is subject to risks associated with international operations. These include:

- the burdens of complying with a variety of foreign laws and regulations,

- unexpected changes in regulatory requirements, and

- new tariffs or other barriers to some international markets.

     We are also subject to general political and economic risks associated with conducting international business, including:

- political instability,

- changes in diplomatic and trade relationships, and

- general economic fluctuations in specific countries or markets.

     We cannot predict whether quotas, duties, taxes, or other similar restrictions will be imposed by the United States, the European Union, China, Japan, or other countries upon the import or export of our products in the future, or what effect any of these actions would have on our business, financial condition or results of operations. Changes in regulatory, geopolitical policies and other factors may adversely affect our business in the future or may require us to modify our current business practices.

We face intense competition in the worldwide apparel and accessory industry.

     We face a variety of competitive challenges from other domestic and foreign fashion-oriented apparel and accessory producers, some of which may be significantly larger and more diversified and have greater financial and marketing resources than we have. We do not currently hold a dominant competitive position in any market. We compete with our competitors, including Kellwood, Jones Apparel Group, and VF Corp. primarily on the basis of:

- anticipating and responding to changing consumer demands in a timely manner,

- maintaining favorable brand recognition,

- developing innovative, high-quality products in sizes, colors and styles that appeal to consumers,

- appropriately pricing products,

- providing strong and effective marketing support,

- creating an acceptable value proposition for retail customers,

- ensuring product availability and optimizing supply chain efficiencies with manufacturers and retailers, and

- obtaining sufficient retail floor space and effective presentation of our products at retail.

A downturn in the economy may affect consumer purchases of discretionary items, which could adversely affect our sales.

     The fashion apparel and accessory industry in which we operate are cyclical. Many factors affect the level of consumer spending in the apparel, accessories and craft industries, including, among others:

- general business conditions,

- interest rates,

- the availability of consumer credit,

- taxation, and

- consumer confidence in future economic conditions.

     Consumer purchases of discretionary items, including accessory and apparel products, including our products, may decline during recessionary periods and also may decline at other times when disposable income is lower. A downturn in the economies in which we sell our products, whether in the United States or abroad, may adversely affect our sales.

Impact of potential future acquisitions

     From time to time, the Company has pursued, and may continue to pursue, acquisitions. Most recently, the Company acquired the Blue Concepts division from Azteca Production International, Inc., which is owned by Mr. Hubert Guez and Paul Guez, affiliates of the Company. The Company issued a $21.8 million Convertible Note for the acquisition, which has increased the Company’s long-term debt by over 600%. Additional acquisitions may result in the Company becoming substantially more leveraged on a consolidated basis, and may adversely affect the Company’s ability to respond to adverse changes in economic, business or market conditions.

FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated by reference into this prospectus contain some forward-looking statements which involve substantial risks and uncertainties. These forward-looking statements can generally be identified by the use of forward-looking words like “may,” “will,” “except,” “anticipate,” “intend,” “estimate,” “continue,” “believe” or other similar words. Similarly, statements that describe our future expectations, objectives and goals or contain projections of our future results of operations or financial condition are also forward-looking statements. Our future results, performance or achievements could differ materially from those expressed or implied in these forward-looking statements as a result of certain factors, including those listed under the heading “Risk Factors” and in other cautionary statements in this prospectus.

USE OF PROCEEDS

     Each selling stockholder will receive all of the proceeds from the sale of its common stock offered by this prospectus. The Company will not receive any of the proceeds from the sale of the shares of common stock offered by the selling stockholders. However, the Company will receive the exercise price with respect to warrants when exercised by the holders thereof unless the holder thereof elects to effect a “cashless” exercise. If all the warrants are exercised, the Company estimates its net proceeds would be $630,000 (reduced to the extent any warrants are exercised on a “cashless” basis). Each of the warrants includes a cashless exercise option, pursuant to which the holder thereof can exercise the warrant without paying the exercise price in cash. If the holder elects to use this cashless exercise option, it will receive a fewer number of our shares than it would have received if the exercise price were paid in cash. The number of our shares a holder of the warrant would receive in connection with a cashless exercise is determined in accordance with a formula set forth in the applicable warrant. There can be no assurance that the Company will receive any payments even if all of the warrants are exercised. Any proceeds received will be used for working capital, inventory purchases and other general corporate purposes.

DIVIDEND POLICY

     The Company has never declared or paid a dividend on its common stock. We intend to retain earnings to finance the growth and development of our business and do not expect to declare or pay any cash dividends on our common stock in the foreseeable future. The declaration of dividends is within the discretion of our board of directors, which will review this dividend policy from time to time. See “Risk Factors - We Do Not Anticipate Paying Any Dividends on the Common Stock.”

SELLING STOCKHOLDERS

     The table below sets forth information regarding ownership of our common stock by the selling stockholders on November 3, 2003 and the shares of common stock to be sold by them under this prospectus. Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to the securities. Except as indicated by footnote, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. SEC rules require that the number of shares of common stock outstanding used in calculating the percentage for each listed person includes the shares of common stock underlying the warrants or options held by such person that are exercisable within 60 days of November 3, 2003. As of November 3, 2003, 22,339,611 shares of our common stock were outstanding.

	Securities Owned Prior to Offering				Securities Owned After Offering

			Percent
			of	Shares of	Number of	Percent of
Name of Selling	Shares of Common		Common	Common Stock	Shares of	Common
Stockholder	Stock		Stock	Offered Hereby	Common Stock	Stock
Samuel J. (Sam)	3,131,600	(2)	14%	530,946	2,600,654	12%
Furrow, Sr.(1)
Samuel J. (Jay)	1,410,592	(4)	6%	530,946	879,646	4%
Furrow, Jr.(3)
Commerce	2,069,689	(5)	9%	1,706,052	363,637	2%
Investment Group, LLC
Integrated Apparel, LLC	1,021,428	(6)	4%	1,021,428	0	*
S.H.D. Investments, LLC	285,714	(7)	1%	285,714	0	*
MidAtlantic Agency, Inc.	72,183	(8)	*	72,183	0	*
Innavation, LLC	2,627,276		12%	2,627,276	0	*
C. J. Rahm, L.P.	173,283	(10)	*	173,283	0	*

			Percent
			of	Shares of	Number of	Percent of
Name of Selling	Shares of Common		Common	Common Stock	Shares of	Common
Stockholder	Stock		Stock	Offered Hereby	Common Stock	Stock
FBV Family	50,000	(11)	*	50,000	0	*
Limited Partnership LP
Griffin James Aron	142,857	(12)	*	142,857	250,000	1%
Guez Irrevocable Trust dated Sept. 13, 1996
Stephan Avner	392,857	(13)	2%	392,857	0	*
Felix Guez Irrevocable Trust dated Sept. 13, 1996
Nir Levitan	18,750		*	18,750	0	*
Alec Land	45,205		*	45,205	0	*
Eyal Ben-Yosef	1,792		*	1,792	0	*
Lon Morton Family	5,817	(14)	*	5,817	0	*
Limited Partnership
Gerald Pinsky	1,782		*	1,782	0	*
Milton Koffman	4,325		*	4,325	0	*
Mark Friedman	2,112		*	2,112	0	*
Max Candiotty	4,430		*	4,430	0	*
Martin Kaufman	9,018		*	9,018	0	*
Fredrick Benetti	1,803		*	1,803	0	*
Brentwood Holding Company, G.P.	7,214	(15)	*	7,214	0	*
Jewelcor	11,018	(16)	*	11,018	0	*
Management, Inc.

			Percent
			of	Shares of	Number of	Percent of
Name of Selling	Shares of Common		Common	Common Stock	Shares of	Common
Stockholder	Stock		Stock	Offered Hereby	Common Stock	Stock
New Valu, Inc.	4,408	(17)	*	4,408	0	*
Ann Seccombe and Roger R. Williams	3,607		*	3,607	0	*
TOTALS	11,498,760		51%	7,654,823	4,093,937	18%

*     Less than 1% of outstanding shares.

(1)	Sam Furrow became a director of the Company in April 1998 and the Company’s Chairman in October 1998, and served as Chief Executive Officer from October 1998 through December 2000.

(2)	Includes 48,002 shares available upon exercise of presently exercisable options or those exercisable within 60 days.

(3)	Jay Furrow, Sam Furrow’s son, became the Company’s Vice President for Corporate Development and In-House Counsel in August 1998 and a Director in January 1999. Mr. Furrow served as President from December 2000 until July 2002, when he became Chief Executive Officer. He has also served as the Company’s Chief Operating Officer from April 1999 to May 2003 and its Acting Chief Financial Officer from August 2000 to March 2003.

(4)	Includes 350,000 shares available upon exercise of presently exercisable options or those exercisable within 60 days.

(5)	Based on a Schedule 13D filed on October 29, 2003, reporting beneficial ownership of 2,069,689 shares for which it holds sole voting and investment power. Includes 300,000 shares available upon exercise of presently exercisable warrants. Mr. Hubert Guez and his brother Mr. Paul Guez are joint owners of Commerce Investment Group, LLC (“Commerce”). As such they have shared voting power with respect to the shares of our common stock reported in the table for Commerce. Accordingly, they may be deemed the beneficial owners of these shares as a result of possessing these powers.

(6)	Based on a Schedule 13D filed on October 29, 2003, reporting beneficial ownership of 1,021,428 shares for which it holds sole voting and investment power. Mr. Hubert Guez and his brother Mr. Paul Guez are joint owners of Integrated Apparel LLC (“Integrated”). As such they have shared voting power with respect to the shares of our common stock reported in the table for Integrated. Accordingly, they may be deemed the beneficial owner of these shares as a result of possessing these powers.

(7)	Based on a Schedule 13D filed on October 29, 2003, reporting beneficial ownership of 285,714 shares for which it holds sole voting and investment powers. Mr. Paul Guez is the President of S.H.D. Investments, LLC (“SHD”). As such, Mr. Paul Guez may be deemed to have sole voting power with respect to the shares of our common stock reported in the table for SHD. Accordingly, he may be deemed to be the beneficial owner of these shares as a result of possessing these powers.

(8)	Based on a Schedule13D filed on October 30, 2003, by Mr. Joseph Mizrachi and Mr. Simon Mizrachi, reporting beneficial ownership of 72,183 shares of Company common stock. Mr. Simon Mizrachi is the President of Mid Atlantic Agency, Inc. As President, Mr. Simon Mizrachi may be deemed to have sole voting and dispositive power, with respect to these shares, and accordingly, may be deemed the beneficial owner of these shares.

(9)	Based on a Form 4 filed on October 30, 2003 by Seymour Braun, reporting beneficial ownership of 2,627,276 shares of Company common stock. Innavation, LLC (“Innavation”) is owned 85% by Yardworth Mortgage Corp. (“Yardworth”). Praha Trust (“Praha”) is the beneficial owner of Yardworth. As sole trustee of Praha, Seymour Braun has the right to vote all shares owned by Innavation. Mr. Seymour Braun, as the sole trustee of Praha, which beneficially owns Yardworth, has the sole power to vote or direct the vote and dispose or direct the disposition of 2,627,276 shares of Company common stock. We had previously listed this selling stockholder as Innovation, LLC but have been informed by Mr. Seymour Braun that the name is Innavation, LLC.

(10)	Based on Schedule 13D filed on October 29, 2003, by Mr. Joseph Mizrachi and Mr. Simon Mizrachi, reporting beneficial ownership of 197,183 shares of Company common stock held for the account of C.J. Rahm, L.P. (“CJ Rahm”). Mr. Joseph Mizrachi is the advisor to CJ Rahm and Mr. Simon Mizrachi is the President of SAT Holdings, Inc., the general partner of CJ Rahm. Each of Mr. Joseph Mizrachi, as advisor to CJ Rahm, and Mr. Simon Mizrachi as President of the general partner of CJ Rahm, may be deemed to have sole voting and dispositive power with respect to these shares, and thus, may be deemed the beneficial owner of these shares.

(11)	The partnership interest of FBV Family Limited Partnership, L.P. (“FBV”) is owned jointly by Frederick Benetti and his wife, Vera Benetti. As the managing partner of FBV, Frederick Benetti may be deemed to have sole voting and dispositive power with respect to these shares, and thus, may be deemed to be the beneficial owner of these shares.

(12)	Based on a Schedule 13D filed on October 29, 2003, the Griffin James Aron Guez Irrevocable Trust (“Griffin Trust”) has sole voting and dispositive power over 142,857 shares, and accordingly, may be deemed beneficial owner of these shares. Ms. Marguerite Guez, Mr. Hubert Guez’s mother, serves as trustee of the Griffin Trust.

(13)	Based on a Schedule 13D filed on October 29, 2003, the Stephan Avner Felix Guez Irrevocable Trust (“Stephan Trust”) has sole voting and dispositive power over 392,857 shares, and accordingly, may be deemed beneficial owner of these shares. Ms. Marguerite Guez, Mr. Hubert Guez’s mother, serves as trustee of the Stephan Trust.

(14)	The partnership interest of the Lon Morton Family Limited Partnership (“Lon Morton FLP”) is controlled by Lon Morton. As general partner of the Lon Morton FLP, Lon Morton may be deemed to have sole voting and dispositive power with respect to these shares, and thus, may be deemed to be the beneficial owner of these shares.

(15)	The partnership interest of Brentwood Holding Company, G.P. (“Brentwood”) is owned one-third by Frederick Benetti and his wife, Vera Benetti; one-third by Frederick Benetti’s brother, John Benetti, and his wife, Elenor Benetti; and one-third by Anna Tuccori. As managing partner of Brentwood, Mr. Frederick Benetti may be deemed to have sole voting and dispositive power with respect to these shares, and thus, may be deemed the beneficial owner of those shares.

(16)	The ownership interest of Jewelcor Management, Inc. (“Jewelcor Management”) is owned 100 % by Jewelcor, Inc. (“Jewelcor”). 100% of the outstanding stock of Jewelcor is owned by SH Holdings, Inc. (“SH”), of which 91% of the outstanding stock is owned by Seymour Holtzman and his wife, Evelyn Holtzman, as tenants by the entirety. As such and as the President of SH, as President and Chairman of Jewelcor, and as President and Chairman of Jewelcor Management, Mr. Holtzman may be deemed to have sole voting and dispositive power with respect to these shares, and thus, may be deemed to be the beneficial owner of these shares.

(17)	Messrs. Milton Koffman and Burton Koffman, Milton Koffman’s nephew, are joint owners of New Valu, Inc. (“New Valu”). As such, they have shared voting power with respect to these shares. Accordingly, they may be deemed the beneficial owners of these shares as a result of possessing these powers

PLAN OF DISTRIBUTION

     The selling stockholders may offer their shares of common stock at various times in one or more of the following transactions:

•	on any U.S. securities exchange on which our common stock may be listed at the time of such sale;

•	in the over-the-counter market;

•	in transactions other than on such exchanges or in the over-the-counter market;

•	in connection with short sales; or

•	in a combination of any of the above transactions.

     The selling stockholders may offer their shares of common stock at prevailing market prices, at prices related to the prevailing market prices, at negotiated prices or at fixed prices. The selling stockholders may transfer shares to discharge indebtedness, as payment for goods or services, or for other non-cash consideration.

     The selling stockholders may use broker-dealers to sell their shares of common stock. If this occurs, broker-dealers will either receive discounts or commission from the selling stockholder, or they will receive commissions from the purchasers of shares of common stock for whom they acted as agents. These brokers may act as dealers by purchasing any and all of the shares covered by this prospectus either as agents for others or as principals for their own accounts and reselling these securities under the prospectus.

     The selling stockholders and any broker-dealers or other persons acting on the behalf of parties that participate in the distribution of the shares may be considered underwriters under the Securities Act. As such, any commissions or profits they receive on the resale of the shares may be considered underwriting discounts and commissions under the Securities Act.

     As of the date of this prospectus, we are not aware of any agreement, arrangement or understanding between any broker or dealer and any of the selling stockholders with respect to the offer or sale of the shares under this prospectus. Each of MidAtlantic Agency, Inc., C. J. Rahm, L.P. and Jewelcor Management, Inc. is an affiliate of broker-dealer, Mr. Joseph Mizrachi (collectively, the “Broker-Dealer Affiliates”). Each Broker-Dealer Affiliate has represented to the Company that it purchased the shares registered for resale under this prospectus in the ordinary course of business and for its own account, and that at the time of the purchase of these shares, each Broker-Dearl Affiliate had no agreements or understandings, directly or indirectly, with any person to distribute these shares. If we become aware of any agreement, arrangement or understanding, to the extent required under the Securities Act, we will file a supplemental prospectus to disclose:

•	the name of any of the broker-dealers;

•	the number of shares involved;

•	the price at which the shares are to be sold;

•	the commissions paid or discounts or concessions allowed to broker-dealers, where applicable;

•	that the broker-dealers did not conduct any investigation to verify the information set out in this prospectus, as supplemented; and

•	other facts material to the transaction.

     Certain of the agreements with the selling stockholders contain reciprocal indemnification provisions between us and the selling stockholder to indemnify each other against certain liabilities, including liabilities under the Securities Act, which may be based upon, among other things, any untrue statement or alleged untrue statement of a material fact or any omission or alleged omission of a material fact.

DESCRIPTION OF SECURITIES

Common Stock

     Pursuant to the Company’s Amended and Restated Certificate of Incorporation, the Company is authorized to issue 40 million shares of common stock, $.10 par value per share. As of November 3, 2003, we have outstanding 22,339,611 validly issued, fully paid and nonassessable shares of common stock.

     Holders of the common stock are entitled to one vote for each share held of record in each matter properly submitted to such holders for a vote. Subject to the rights of the holders of any other outstanding series of stock our board of directors may designate from time to time, that holders of common stock are entitled to receive their pro rata share of (i) any dividends that may be declared by the board of directors out of assets legally available therefore, and (ii) any excess assets available upon the liquidation, dissolution, or winding up of the Company.

     The board of directors may issue additional shares of common stock, up to the authorized 40 million shares, without soliciting additional stockholder approval. The existence of authorized but unissued shares of the common stock could tend to discourage or render more difficult the completion of a hostile merger, tender offer or proxy contest. For example, if in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal was not in the best interest of the Company and its stockholders, the ability to issue additional shares of stock without further stockholder approval could have the effect of rendering more difficult or costly the completion of the takeover transaction, by diluting the voting or other rights of the proposed acquiror or insurgent stockholder group, by creating a substantial voting block in hands that might support the position of the board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

Preferred Stock

     The Company’s Amended and Restated Certificate of Incorporation authorizes the issuance of up to 5 million shares of preferred stock with designations, rights and preferences determined from time to time by the board of directors. Accordingly, the board of directors is empowered, without stockholder approval, to issue preferred stock with dividends, liquidation, conversion, voting and other rights that could adversely affect the voting power or other rights of the holders of common stock. In the event of issuance, the preferred stock could be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. As of November 3, 2003, we had outstanding 4,806,000 validly issued, fully paid and nonassessable shares of preferred stock.

Certain Provisions Relating to Share Acquisitions

     Section 203 of the Delaware General Corporation Law generally prevents a corporation from entering into certain business combinations with an interested stockholder (defined as any person or entity that is the beneficial owner of at least 15% of a corporation’s voting stock) or its affiliates for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (i) the transaction is approved by the board of directors of the corporation prior to such business combination, (ii) the interested stockholder acquires 85% of the corporation’s voting stock in the same transaction in which it exceeds beneficial ownership of 15% of the Corporation’s voting stock , or (iii) the business combination is approved by the board of directors and by a vote of two-thirds of the outstanding voting stock not owned by the interested stockholder. The Delaware General Corporation Law provides that a corporation may elect not to be governed by Section 203. The Company has made no such election and is therefore governed by Section 203. Such anti-takeover provision may have an adverse effect on the market for the Company’s securities.

Indemnification and Limitation of Liability

     The Company’s Amended and Restated Certificate of Incorporation provides that the Company shall indemnify its officers and directors to the fullest extent permitted by Delaware law, including some instances in which indemnification is otherwise discretionary under Delaware law. The Amended and Restated Certificate of Incorporation also provides that, pursuant to Delaware law, the Company’s directors shall not be liable for monetary damages for breach of the director’s fiduciary duty of care to the Company and its stockholders. This provision does not eliminate the duty of care, and, in appropriate circumstances, equitable remedies such as an injunction or other forms of non-monetary relief would remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to the Company, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director’s responsibilities for environmental laws.

     At present, there is no pending litigation or proceeding involving a director or officer of the Company as to which indemnification is being sought, nor is the Company aware of any threatened litigation that may result in claims for indemnification by any officer or director.

Transfer and Warrant Agent

     The transfer agent for the Company’s common stock is North American Transfer Co., Freeport, New York.

ENGAGEMENT OF RESEARCH FIRM

     In or about February 2002, the Company engaged Barrow Street Research, Inc. (“Barrow”), an independent New York City-based research firm to prepare and issue a basic research report on the Company to better inform the investing public of the Company’s long term prospects. The Company paid Barrow $6,000.00 for writing and disseminating its report, inclusion of the report on Barrow’s website for the remainder of 2002, as well as continued coverage of the Company by Barrow in 2002, which included a mid-year update of the Company’s prospects. The Company also engaged Barrow to prepare a business plan for the Company. The Company paid Barrow $13,209.00 for (i) the preparation of the business plan and (ii) reimbursement of expenses. The Company did not, at any time, issue Company securities to Barrow as compensation for its services and is not aware of any holdings of Company securities by Barrow or its affiliates. The Company currently does not have any relationships, financial or otherwise, with any research firms that publish reports about the Company.

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the Securities and Exchange Commission’s public reference rooms at 450 Fifth Street, N.W., Washington, DC 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. Our Securities and Exchange Commission filings are also available to the public from the Securities and Exchange Commission’s website at “http://www.sec.gov.”

     We have filed a registration statement on Form S-1 as amended by this post-effective amendment No. 3 on Form S-3 with the Securities and Exchange Commission to register the offering of the shares of common stock offered pursuant to this prospectus. This prospectus is part of that registration statement and, as permitted by the Securities and Exchange Commission’s rules, does not contain all of the information included in the registration statement. For further information about us, this offering and our common stock, you may refer to the registration statement and its exhibits and schedules as well as the documents described below. You can review and copy these documents at the public reference facilities maintained by the Securities and Exchange Commission or on the Securities and Exchange Commission’s website as described above.

     This prospectus may contain summaries of contracts or other documents. Because they are summaries, they will not contain all of the information that may be important to you. If you would like complete information about a contract or other document, you should read the copy filed as an exhibit to the registration statement or incorporated in the registration statement by reference.

     The Securities and Exchange Commission allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered to be an important part of this prospectus, and information that we file with the Securities and Exchange Commission at a later date will automatically update or supersede this information. We incorporate by reference the following documents as well as any future filing we will make with the Securities and Exchange Commission (File No. 0-18926) under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

1.	Our annual report on Form 10-K for the fiscal year ended November 30, 2002, as amended by a Form 10-K/A filing filed on March 27, 2003;

2.	Our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 24, 2003;

3.	Our Quarterly Report on Form 10-Q for the three months ended March 1, 2003;

4.	Our Current Report on Form 8-K dated March 17, 2003;

5.	Our Current Report on Form 8-K dated April 15, 2003;

6.	Our Quarterly Report on Form 10-Q for the six months ended May 31, 2003;

7.	Our Current Report on Form 8-K dated August 1, 2003;

8.	Our Current Report on Form 8-K/A dated September 30, 2003;

9.	Our Current Report on Form 8-K/A dated October 17, 2003; and

10.	Our Quarterly Report on Form 10-Q for the nine months ended August 30, 2003, as amended by a Form 10-Q/A filing filed on October 17, 2003.

     You may request a copy of these filings, at no cost, by writing to or calling Donna Drewrey, Innovo Group Inc., 2633 Kingston Pike, Suite 100, Knoxville, Tennessee 37919, telephone 865-546-1110.

EXPERTS

     The consolidated financial statements of the Innovo Group Inc. appearing in Innovo Group Inc.’s Annual Report (Form 10-K) for the year ended November 30, 2002 and the year ended December 1, 2001 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

CAUTIONARY STATEMENTS

     No person has been authorized to give any information or to make any representation not contained in this prospectus in connection with this offering of common stock and, if given or made, no one may rely on such unauthorized information or representations. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the common stock to which it relates, or an offer to sell or the solicitation of an offer to buy such securities in any jurisdiction in which such offer or solicitation may not be legally made. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any date subsequent to the date hereof.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

SEC registration fee	$2,047
Nasdaq fee	—
Accounting fees and expenses	15,000
Legal fees and expenses	25,000
Printing and engraving expenses	500
Blue Sky fees and expenses	—
Transfer Agent and Registrar fee	—
Miscellaneous expenses	500

$43,047

Item 15. Indemnification of Directors and Officers

     Under Section 145 of the Delaware General Corporation Law, a corporation may indemnify any of its directors and officers against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding (i) if any such person acted in good faith and in a manner reasonably believed to be in or not opposed to be the best interests of the corporation, and (ii) in connection with any criminal action or proceeding if such person had no reasonable cause to believe such conduct was unlawful. In actions brought by or in the right of the corporation, however, Section 145 provides that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of such person’s duty to the corporation unless, and only to the extent that, the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in review of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. Article Nine of the Company’s Amended and Restated Certificate of Incorporation requires that the Company indemnify its directors and officers for certain liabilities incurred in the performance of their duties on behalf of the Company to the fullest extent allowed by Delaware law.

     The Company’s Amended and Restated Certificate of Incorporation relieves its directors from personal liability to the Company or to stockholders for breach of any such director’s fiduciary duty as a director to the fullest extent permitted by the Delaware General Corporation Law. Under Section 102(b)(7) of the Delaware General Corporation Law, a corporation may relieve its directors from personal liability to such corporation or its stockholders for monetary damages for any breach of their fiduciary duty as directors except (i) for a breach of the duty of loyalty, (ii) for failure to act in good faith, (iii) for intentional misconduct or knowing violation of law, (iv) for willful or negligent violations of certain provisions of the Delaware General Corporation Law imposing certain requirements with respect to stock repurchases, redemptions and dividends, or (v) for any transaction from which the director derived an improper personal benefit.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons of the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 16. Exhibits

     The following exhibits are filed as part of the Registration Statement:

Exhibit Index

Exhibit
Number	Description	Reference No.
5.1	Opinion of Sims Moss Kline & Davis, LLP.	*

23.1	Consent of Ernst & Young, LLP	Filed Herewith

24	Power of Attorney	**

*	Filed as Exhibit 5.1 to original registration statement on Form S-1 (File No. 333-52318) on December 20, 2000.

**	Filed as Exhibit 24 to original registration statement on Form S-1.

Item 17. Undertakings.

     (a)  The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer of controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Commerce, California, on November 6, 2003.

INNOVO GROUP INC.

By:	/s/ Samuel J. Furrow, Jr.

Samuel J. Furrow, Jr.
Chief Executive Officer

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Samuel J. Furrow, Jr. and Samuel J. Furrow, Sr., and each of them, his true and lawful attorney-in-fact, as agent with full power of substitute and resubstitution for him and in his name, place and stead, in any and all capacity, to sign any or all amendments to this Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date
/s/ Samuel J. Furrow Samuel J. Furrow	Chairman of the Board, Director	November 6, 2003

/s/ Patricia Anderson-Lasko Patricia Anderson-Lasko	President and Director	November 6, 2003

/s/ Samuel J. Furrow, Jr. Samuel J. Furrow, Jr.	CEO, Director and Principal Executive Officer	November 6, 2003

Name	Title	Date
/s/ Daniel Page Daniel Page	Director	November 6, 2003

/s/ Marc Crossman Marc Crossman	Chief Financial Officer, Director, Principal Financial and Accounting Officer	November 6, 2003

/s/ Dr. John G. Looney Dr. John G. Looney	Director	November 6, 2003

/s/ Suhail Rizvi Suhail Rizvi	Director	November 6, 2003

/s/ Kent A. Savage Kent A. Savage	Director	November 6, 2003

/s/ Vincent Sanfillipo Vincent Sanfillipo	Director	November 6, 2003